[Letterhead of QAD Inc.]

May 17, 2011

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Dear Ms. Collins:

QAD Inc. (the “Company”) submits this letter in response to your Comment Letter dated May 4, 2011 (the "Comment Letter") in reference to File No. 001-35013 QAD Inc. Form 10-K for the Fiscal Year Ended January 31, 2011.

In this letter, we have recited the Staff’s comments in italicized type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

1.
You disclose that typically you sell licenses to your software under a perpetual licensing model. Please tell us specifically what percentage of your software license sales were generated under this model and the percentage generated through your “On Demand” and/or other hosting arrangements for each period presented, as well as your consideration for disclosing such information. Further, please tell us and consider disclosing what the renewal rate is for your hosting arrangements.

Response:  The Company advises the Staff that 92%, 91% and 94% of license revenues were generated from the sales of perpetual licenses for the years ended January 31, 2011, 2010 and 2009, respectively.  Additionally, 8%, 9% and 6% of license revenues were generated from the sales of hosting arrangements (“subscription arrangements”) for the years ended January 31, 2011, 2010 and 2009, respectively.  QAD products sold on a subscription (or hosted) basis include QAD On Demand, QAD Supply Chain Portal and QAD Transportation Management System Content. As disclosed in Part I, Item I. Business on page 8, “subscription revenues represented less than 5% of total revenues in each of fiscal 2011, 2010 and 2009.” More specifically, subscription revenues represented 2.6%, 1.9% and 1.3% of total revenues in each of fiscal 2011, 2010 and 2009, respectively.

The Company did not previously disclose the percentage of license revenue derived from perpetual license sales and subscription sales separately, because the Company did not derive a significant amount of its license revenues from subscription sales.  The Company has been monitoring the amount of subscription revenues in proportion to total revenues and has been considering the appropriate reporting period to include additional disclosures regarding subscription revenues.  Rule 5-03 of Regulation S-X requires disclosure of separate subcaptions in excess of 10% of the sum of total revenues. The Company advises the Staff that it has evaluated its forecast for FY12 and the Company has concluded that it is likely subscription revenue will approach 5%, but will not exceed 10%, of total revenue at some point during the fiscal year.  As a result, the Company will continue to monitor the significance of subscription revenue to total revenues and will disclose subscription revenue as a separate line item in the income statement at such time that subscription revenue approaches 10% of total revenue or sooner based on other qualitative factors.

The Company advises the Staff that our subscription contract renewal rate is not a metric that the Company currently monitors or evaluates.  Based on research in light of your comment, we advise the Staff that we believe the subscription renewal rate (i.e., the rate at which an existing customer renews its subscription arrangement for a succeeding period, generally one year) was in excess of 85% for each of the fiscal years 2011, 2010 and 2009. The Company advises the Staff that, as revenues from subscription contracts become more significant, it will evaluate whether the renewal rate of subscription contracts is a meaningful metric for evaluation of performance and would consider disclosing the subscription contract renewal rate at such time.

Results of Operations

Income Tax Expense, page 38

2.
Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you appear to have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding changes in income tax expense. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response:  The Company agrees that a discussion of the effect of foreign tax rates on its effective tax rate is important information to assist readers in understanding the Company’s results of operations.  The Company considers on a quarterly basis all factors that influence the overall effective tax rate before determining which factors to disclose.  We disclose all factors that affect our overall tax rate by more than 5% on a line by line basis. The Company derives approximately 58% of its gross revenue from its foreign subsidiaries. The foreign locations in which the Company operates have lower statutory income tax rates relative to the U.S. Federal and state combined tax rate of 39%.   There are multiple factors that must be considered to determine the impact the foreign operations have on the Company’s overall effective tax rate.  These factors were considered and disclosed in note 7 to the audited financial statements.  The material factors include withholding taxes, Subpart F, contingency reserves and non-deductible expenses.  The Company’s disclosure in MD&A under “Income Tax Expense” refers the reader to note 7 to the audited financial statements for the full reconciliation of the Company’s effective tax rate to the U.S. statutory rate.

In light of this comment, the Company will, if material in future periods, discuss in MD&A the impact of foreign earnings taxed at different rates than U.S. rates in the period over period discussion of the effective tax rate. By way of example, in the Form 10-K’s MD&A the Company would provide a paragraph under “Income Taxes” that discusses the impact on the effective tax rate of foreign earnings. Additionally, the Company will augment its disclosure under “Critical Accounting Policies – Valuation of Deferred Tax Assets and Tax Contingency Reserves,” to explain that the effective tax rate differs from the statutory rate due to, among other things, its foreign operations and caution that the provision for taxes can fluctuate due to earnings being lower than anticipated in countries with lower tax rates and/or higher than anticipated in countries with higher tax rates.

3.
Additionally, to the extent that one or more foreign countries contributed significantly to the incremental tax benefit from foreign operations, then tell us how you considered disclosing this information. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response:  The Company derives some benefit from operating in foreign locations with lower statutory tax rates than the U.S.  This incremental tax benefit is significantly reduced by foreign withholding taxes, Foreign Base Company Sales and Services Income (i.e. Subpart F) and other factors disclosed in Response 2 above.  The Company did not disclose the details of any particular foreign country since the foreign operations did not significantly impact the Company’s overall effective tax rate.  No agreements have been entered into with the Internal Revenue Service or any other tax authority with respect to the Company’s foreign operations.

Liquidity and Capital Resources, page 38

4.
You disclose that approximately 80% and 70% of your cash and cash equivalents were held in U.S. dollar denominated accounts as of January 31, 2011 and 2010. We also note from your disclosure on page 65 that you had $41.1 million in permanently reinvested earnings at fiscal year 2011. Please tell your consideration to disclose the amount of cash, cash equivalents, and investments that are currently held outside of the United States and the portion that is subject to restriction of being permanently reinvested in foreign earnings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response:  We advise the Staff that as of January 31, 2011, the amount of cash and cash equivalents held by foreign subsidiaries was $46.8 million.  Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350 require disclosure of matters affecting a registrant’s liquidity in any material way. Should we make a determination to remit these cash and cash equivalents from our foreign subsidiaries for the purposes of repatriation of the undistributed earnings of foreign subsidiaries, the impact of any tax consequences on the Company’s overall liquidity position would not be material.

The Company advises the Staff that it will include disclosure similar to the following in the Liquidity and Capital Resources in future filings:

“As of January 31, 2011, the amount of cash and cash equivalents held by foreign subsidiaries was $46.8 million.  If these funds are needed for our operations in the U.S. we would be required to accrue and pay taxes in the U.S. to repatriate these funds.  However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our operations in the U.S.”

Note 14. Quarterly Information, page 75

5.
You disclose that the results for fourth quarter of fiscal 2011 include an immaterial correction of an error (i.e. recognizing expenses in the period incurred versus deferring costs and recognizing them in proportion to revenue recognized in multiple-element arrangements considered to be a single unit of account). Please clarify what arrangements were impacted by this correction of your accounting policy (i.e. On Demand subscription arrangements, contract accounting arrangements, and/or arrangements that lack VSOE). Additionally, please provide us with the accounting guidance you considered in determining your new policy for cost recognition.

Response:  The arrangements impacted by the correction of the Company’s accounting policy related to multiple-element arrangements that included perpetual software licenses and services and maintenance where VSOE did not exist for the services. The services were not considered essential to the functionality of the Company’s software. In those instances, the Company’s policy for revenue recognition is to recognize the arrangement fee ratably, as a single unit of accounting, over the longer of the services period or the maintenance term. No other types of arrangements were impacted (i.e., On Demand subscription arrangements or contract accounting arrangements). The revenue recognition for these arrangements was not impacted by the Company’s correction of accounting policy.

The Company considered the guidance in ASC 605-10-S99, A3f, question 3 which addresses set up costs incurred by a company that are incremental direct costs incurred related to the acquisition or origination of a customer contract that results in the deferral of revenue which may be either expensed as incurred or accounted for in accordance with ASC 605-20-25-4 or ASC 310-20-35-2. In reviewing our policy, we determined that capitalization of costs associated with an undelivered item in a single unit of accounting based upon an analogy to the guidance in either ASC 310-20 or ASC 605-20-25-1 through 25-6 subsequent to the commencement of revenue recognition results in the undelivered item effectively being accounted for as a separate unit of accounting for cost capitalization purposes. Such treatment is inconsistent with the conclusion that the delivered and undelivered items included in the arrangement should be accounted for as a single unit of accounting.

6.
Further, the impact of the correction of this error resulted in a $1.6 million increase to costs of maintenance, service and other revenue. Please tell us what period(s) these costs were incurred and would have been recorded under your new accounting policy, including the corresponding amounts for each period. In your response, please tell us how you determined it was appropriate to correct this error in the fourth quarter of 2011 versus in prior periods.

Response:  We refer the Staff to Attachment 1 which is the Company’s analysis of the error under SABs 99 and 108.

We believe this letter is responsive to your request. Do not hesitate to contact us should you need any additional information on this matter.

In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/  Daniel Lender

Daniel Lender
Executive Vice President, Chief Financial Officer
QAD Inc.

Attachment 1

QAD Inc.

Analysis of Error Correction under SAB 99 and SAB 108

Nature of Error

Prior to the fourth quarter of FY11, the Company had been inappropriately deferring certain costs related to certain revenue arrangements. In these revenue arrangements the customer had purchased software licenses, maintenance and engaged the Company to perform installation services on a fixed fee basis. The services were not considered essential to the functionality of the Company’s software. Since the Company does not have VSOE of services on a fixed-fee basis, the Company recognizes revenue as a single unit of accounting ratably over the longer of the services period or the maintenance period. In these arrangements, the Company believed that the services were essentially set-up fees that were direct and incremental to the arrangement and would be eligible for deferral as allowed by analogy in SAB 104 to direct costs eligible for deferral under SFAS 91. Therefore, the Company deferred the costs and recognized them in proportion to the revenue.  We have come to understand that the current predominant view is that these are fulfillment costs, which are not eligible for deferral once revenue recognition begins.

Impact of Error to Prior Periods

Prior Year FY 2010
The Company has not had many material arrangements for which it had deferred costs until FY 2011. In the prior year, the ending deferred cost balance was $480K which would have a $300K impact on net income on an after tax basis. Based on the Company’s FY 2011 SAB 99 analysis prepared to review the effects of other out of period entries recorded in FY 2010 as well as two entries related to FY 2010 that were recorded in FY 2011 by the Company, there would be no change in the materiality assessment to FY 2010 as, on a rollover basis, the net impact would be $255K to FY2010 ($300K error discussed herein related to the deferred costs less $45K credit for other errors) and has no EPS impact; and on an iron curtain basis the adjustment would be $350K ($300K error discussed herein related to the deferred costs plus $50K debit for other errors) and would have reduced EPS by $0.01 in both rollover and iron curtain assessments. No qualitative factors would have changed from the SAB 99 analysis prepared in FY 2011. There would be no reason to revise or restate the FY 2010 financial statements as a result of these uncorrected errors.

Quarters in FY 2011
As a result of the identification of the error, the Company corrected the error through an adjustment in the 4th quarter. The Company considered whether the error would be best corrected by revising the previously filed financial information in its Form 10-Qs for the periods ended April 30, July 31, and October 31, 2010; or by correcting the error in the quarter ended January 31, 2011.

Whether or not the Company revised the previous quarterly information or corrected the error in the fourth quarter, the impacts to the quarters on a percentage basis are over 5% of net income; however, there are no other factors that would indicate that the information, whether revised or not, would have been material to a user of the financial statements. The impact to EPS was immaterial and would change if corrected only due to rounding in the second quarter. The second quarter was nearly break-even for net income. The following is a summary of the impact on each of the quarters in 2011 if they had been corrected:

	Q1’11	Q2’11	Q3’11
	(dollars in thousands, except EPS)
Net income (loss) as reported	$(1,220)	$315	$1,673
Net income (loss) if corrected	$(1,345)	$94	$1,580
Diluted EPS as reported	$(0.04)	$0.01	$0.05
Diluted EPS if corrected	$(0.04)	$0.00	$0.05
Impact of error on net income (loss)	10.2%	70.2%	5.6%

Additional factors supporting that the errors are not material to the previously filed quarters as follows:

Considerations if quarters were to be revised:

•
The amount of the deferred cost adjustment to each of the quarters in FY 2011 is approximately 1% of gross revenues and operating expenses for all periods which indicates that on an absolute or relative basis, the adjustments are not individually significant.

•	The EPS impact to Q2 is only $0.01 and there is no impact to EPS in Q1 or Q3.
•	The impact on cost of sales is less than 3% for all quarters.
•	The impact on margin is 1.4%, 1.2% and 0.7%, respectively for Q1, Q2 and Q3, respectively.
•	There would be no impact to Q4 as all out-of-period errors would have been pushed back and recorded in their respective period.

Considerations if error is corrected in Q4:

•
The amount of the deferred cost adjustment to each of the quarters in FY 2011 is approximately 1% of gross revenues and operating expenses for all periods which indicates that on an absolute or relative basis, the adjustments are not individually significant.

•	The EPS impact to Q1 is $0.01 and there is no impact to Q2 or Q3 if the errors are not recorded in those periods.
•	The impact on cost of sales is less than 3% for Q1, Q2 and Q3, and 6.9% in Q4. This is not considered to be a significant impact to trends.
•
The impact on margin is (0.5%), (1.3%) and (0.7%), respectively, for Q1, Q2 and Q3, respectively. The first quarter impact is less than the “as revised” amount noted above due to the FY 2010 error also being recorded in Q4 2011. The impact on Margin in the fourth quarter is 3.3%, which is not considered significant. The Company does not provide guidance or otherwise disclose services-only margin, only total margin which includes licenses, maintenance, services and other.

•	The out-of-period adjustment to Q4 related to the previous 3 quarters is 25.9% of net income. The adjustment has been disclosed in the footnotes to the financial statements.

Guidance – SAB 99

It is common practice to use quantitative thresholds as “rules of thumb” for purposes of determining whether items may be considered material to the users of the financial statements. In SAB 99, the SEC “reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.”

“The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

“This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is – a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

“Under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality.”

The SEC has made clear that “magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

“Among other factors, the demonstrated volatility of the price of a registrant's securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself "too blunt an instrument to be depended on" in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.”

In addition, SAB 99 states that “though the staff does not believe that registrants need to make finely calibrated determinations of significance with respect to immaterial items, plainly it is "reasonable" to treat misstatements whose effects are clearly inconsequential differently than more significant ones.”

SEC Advisory Committee

In February 2008, the SEC’s advisory committee published a “progress report” with proposals for the SEC’s consideration.  Materiality and error corrections were among the topics discussed.  Among other materiality concepts, the committee proposed that the SEC should issue guidance reinforcing that qualitative factors should be considered and may lead to a conclusion that a quantitatively large error is not material, but the higher the quantitative significance of an error, the stronger the qualitative factors must be to decide that the error is not material. The developed proposal also recommends that those who evaluate the materiality of an error should make the decision based upon the interests and the viewpoints of a reasonable investor.

Qualitative Analysis

As the evaluation of the materiality of an error should include both quantitative and qualitative considerations, we further evaluated these qualitative considerations. In our analysis, we have considered the following factors identified in the SEC Advisory Committee “Progress Report” that could indicate that a quantitatively large error is not material as well as the recent views of the SEC Staff that a robust analysis of all relevant quantitative and qualitative factors, including non-GAAP financial measures, are necessary in an evaluation of materiality of errors in previously issued financial statements:

•	The error impacts metrics that do not drive reasonable investor conclusions, or are not important to reasonable investor models.

Response: The errors do affect metrics that are followed by investors such as operating income and net income.  But the Company guidance and analysts’ consensus are based on diluted EPS. Diluted EPS is only affected for Q2 if the errors were corrected in each of the quarters.

	Q4’10**	Q1’11	Q2’11	Q3’11
Consensus	$0.13	$0.06	$0.02	$(0.01)
Company guidance	0.13	0.03	0.00	0.00
Revised guidance*	0.03 – 0.06	(0.04)-(0.05)	N/A	N/A
As reported	0.02	(0.04)	0.01	0.05
If corrected	N/A	(0.04)	0.00	0.05

*	The Company issued a press release furnished on form 8-K revising its previously issued guidance.

**	The Company does not provide full year guidance. The Q4’10 guidance was revised and the error would have not had an effect as the Company missed revised guidance by $0.01.

In further support that the errors do not affect metrics followed by investors or analysts, the Company notes that it filed its 10-K for the year ended January 31, 2011 on April 15, 2011 and their stock price saw no impact as a result of the disclosure of the error correction. Trading and market price in QADA shares were not impacted, i.e., there was no sudden drop in price, and the market price has remained stable fluctuating between about $10.50 and $11.00 from April 15, 2011 until close of trading on May 10, 2011. Trading and market price in QADB shares were not impacted, i.e., there was no precipitous drop in price, although the market price has seen a gradual decline from $10.70 to $10.40 from April 15, 2011 until close of trading on May 10, 2011.

Finally, since April 15, 2011 through May 10, 2011, there have been no analysts reports or negative articles published with respect to the Company’s error correction.

•	The error is a one-time item and does not alter investors’ perceptions of key trends affecting the Company.

Response: The error is a one-time item. The reader has been alerted to the out of period impact and will be able to understand the error’s impacts on trends. The trends impacted will be cost of sales and gross margin.

•	The error does not impact a business segment or other portion of the registrants business that investors regard as driving valuation risks.

Response: The Company is a single operating and reporting unit. The gross margins for the services component of the business are affected in either alternative. However, the Company only discusses in calls with analysts and discloses in its 10-K total gross margin which includes licenses, cost of services, cost of maintenance and other. The adjustments have minimal impact on total gross margins and trends would not be significantly impacted.

•	The error relates to financial statement items whose measurement is inherently highly imprecise.

Response: The errors do not involve significant estimates.

•	The error impacts non-GAAP measures furnished by the Company and relied upon as a measure of the Company’s performance by investors and analysts.

The Company does not furnish non-GAAP financial measures in their earnings releases. The Company provides information on non-cash stock-based compensation expense recorded in a period so that investors can assess earnings without the impact of stock-based compensation expense in comparisons with the Company’s peer group.

We also considered points noted in SAB 99 that are used to determine whether quantitatively small errors are material based on additional qualitative factors:

1.	Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, the degree of imprecision inherent in the estimate?

Response:  The error does not involve significant estimates.

2.	Did the misstatements mask a change in earnings or other trends?

Response: No, as noted above, the misstatement does not significantly impact trends in the Company’s results.

3.	Did the misstatements hide a failure to meet analysts’ consensus expectations for the enterprise?

Response:  The revisions do not affect the Company’s performance against analysts estimates.

4.	Does the misstatement change a loss into income or vice versa?

Response: No.  The misstatements do not change any quarter or full year net income to net losses or vice versa.

5.	Does the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?

Response: No. The Company operates as a single reporting unit and single operating segment. See above for impact to services component of business.

6.	Does the misstatement affect the registrant's compliance with regulatory requirements?

Response: No.

7.	Does the misstatement affect the registrant's compliance with loan covenants or other contractual requirements?

Response: No. This error does not impact the Company’s compliance with its debt covenants.

8.	Does the misstatement have the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?

Response: No, as the Company’s bonuses are based on revenues, individual achievement, certain non-GAAP measures and DSOs. Also, had the Company planned on accounting for these deferred costs in accordance with GAAP, the Company would have adjusted its forecast and revised its targets accordingly. The Company is not revising its executive or non-executive bonuses as a result of the correction of these errors.

9.	Does the misstatement involve concealment of an unlawful transaction?

Response:  No.

Conclusion
Based upon the overall mix of quantitative and qualitative assessments discussed, the Company does not believe the errors, individually or when aggregated with other unrecorded differences, are material, quantitatively or qualitatively, to any periods impacted and would not influence a reasonable investor. Based on the above analysis and the guidance in SAB 108, this difference is quantitatively and qualitatively immaterial to the financial statement as of and for the year ended January 31, 2010, and thus, the prior year information should not be revised.

The errors to quarters 1 – 3 in FY 2011 are not quantitatively or qualitatively material. In considering whether it would be more appropriate to revise the prior quarters or to adjust for the error in the 4th quarter, the Company assessed the impact of the error on the 4th quarter. The impact of correcting the errors from the previous three quarters in the 4th quarter is 25.9% of net income; however, given the immaterial effects to the prior quarters, the Company has disclosed the amount as an adjustment that is not of a normal recurring nature. The Company believes that it would be preferable to correct errors in the period identified and not revise prior periods when correction in the current period is concluded to be immaterial. The Company will not amend its previously filed 10-Qs but will disclose the error correction in its quarterly disclosure in its unaudited footnotes.  The Company will provide disclosures as described in S-X Rule 3-03.

This was discussed and agreed to with KPMG who consulted with their National office.